

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

11 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 8th and 11th of July 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares, Additional Listings and Share Consolidation.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
<u>MyTravel Group plc</u>

Enclosures

7/15

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

8 July 2005

12. Total holding following this notification

~~0 A ordinary shares of 1p each~~ No longer a notifiable interest

13. Total percentage holding of issued class following this notification

~~0% of the A ordinary shares of 1p~~ Ditto

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

11 July 2005

Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332



Our ref: mytravel0707

7 July 2005

The Company Secretary
MYTRAVEL GROUP PLC - A SHRS
Parkway One
300 Princess Road
Manchester, M14 7QU
United Kingdom

Dear Sir

Companies Act 1985 ss 198-202 (as amended)

We wish to notify you, by reason of the provisions of section 203 of the above Act, that the companies, the names and addresses of which are set out in the Schedule to this letter no longer have a notifiable interest as previously disclosed by us and we should be grateful if you would treat this letter as making such disclosure on its behalf.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully

Duly authorised for and on behalf of the notifying companies

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Name	Address
Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Karen, Could you send this please. Thanks.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	Holding(s) in Company		14:12 11 Jul 05		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of

them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

8 July 2005

12. Total holding following this notification

467,655,065 1p A ordinary shares

13. Total percentage holding of issued class following this notification

3.59% of the A ordinary shares of 1p

14. Any additional information

The notification was received prior to the consolidation of the 1p ordinary shares of MyTravel Group plc into 30p ordinary shares which was finalised at close of business on 8 July 2005.

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the investment banking business of Credit Suisse and reference to CSFB in this notice includes all of the subsidaries and affilates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested. CSFBEL has an interest in 4,043 shares under section 208(5) of the Companies Act 1985 by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

11 July 2005

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone +44 (0)20 7888 8888
Facsimile +44 (0)20 7888 1600
www.csfb.com

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

8 July 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 6 July 2005, following disposals, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 467,655,065 "A" shares. CSFBEL has an interest in 4,043 shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

2. Credit Suisse First Boston International (CSFBi): 0 "A" shares.

CSFB now holds a total interest of 467,655,065 shares being equivalent to approximately ~~3.86%~~ of the total shares in issue of this class. (Shares outstanding being 12,102,423,534).
3.87%

CSFBEL and CSFBi are members of the investment banking business of Credit Suisse and reference to CSFB in this letter includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL and CSFBi are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBi are interested.

Yours faithfully



Andy Veasey
Director – Legal and Compliance

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	Additional Listing		16:30 8 Jul 05		

Full Announcement Text

MyTravel Group plc

8 July 2005

Application has been made to the London Stock Exchange and the UK Listing Authority for a Block Listing of 19,565,753 ordinary shares of 30p each to be admitted to the Official List. These shares are to be issued as and when application is made for the conversion of 1 per cent. fixed non-voting non-cumulative preference shares of 30p into ordinary shares of 30p each.

Upon issue, the shares will rank pari passu in all respects with the ordinary share capital of the Company in issue at that time.

Copies of this announcement will be available for fourteen days from the offices of Credit Suisse First Boston Europe Limited, One Cabot Square London E14 4QJ.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	Share Consolidation		13:40 11 Jul 05		

Full Announcement Text

MyTravel Group plc

Share consolidation update.

11 July 2005

MyTravel Group plc confirms that the consolidation of its share capital approved by shareholders on 31 March 2005 was finalised at close of business on 8 July 2005. As a result of the consolidation of the share capital, the current issued share capital of the company comprises 434,152,761 ordinary shares of 30p each and 19,565,753 1 per cent. non-voting non-cumulative preference shares of 30p each ("Convertible Shares of 30p each"). All of these shares have been admitted to the Official List and to trading on the London Stock Exchange. The company has applied for and received a block listing of a further 19,565,753 ordinary shares of 30p each to be issued on conversion of the Convertible Shares of 30p each in accordance with the rights attaching to those shares.

The full names and code numbers for the two classes of shares are as follows :

Ordinary shares of 30p each :
Reuters MT.L
Bloomberg MT/S LN
ISIN GB00B06BLB41

1 per cent. non-voting non-cumulative preference shares of 30p each :

Reuters	MT_p.L
Bloomberg	MT.C and press F7
ISIN	GB00B06BLK32

All of the 7.00 per cent. subordinated convertible bonds due 2007 in issue and for which the company had not received a conversion form by 3pm (London time) on 30 June 2005 were converted into 1 per cent. non-voting non-cumulative preference shares of 1p each and those shares have been sold in the market. The proceeds of sale will be distributed to the former bond holders. The shares issued on conversion of the remaining bonds were issued prior to and were included within the consolidation referred to above. No further bonds remain in issue.

The company currently has in issue 9,318,213 non-transferable warrants and 56,416,323 transferable warrants. Following the consolidation, these warrants entitle holders to subscribe for ordinary shares of 30p each at the price of 300p per ordinary share of 30p each on the basis of one 30p ordinary share for every 30 warrants held. The offer to holders of non-transferable warrants to issue to them listed transferable warrants in exchange for the cancellation of their unlisted non-transferable warrants will expire at 5pm (London time) on 29 July 2005.

For further information please contact:

Greg McMahon, Group Company Secretary (Tel 0161 232 0066)

END

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